vnu

05013510

Securities & Exchange Commission
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Corporate Communications / Investor Relations

SEC MAIL PROCESSING SECTION
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DEC 22 2005
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SUPPL

Date	December 5, 2005
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated December 5, 2005:

- **VNU appoints Schmidt Head of its Marketing Information Group**

With kind regards,
VNU bv

Maarten Schikker

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

1.1.001 02.99

Press release

ADR file nr 82-2876

Date December 5, 2005

VNU APPOINTS SCHMIDT HEAD OF ITS MARKETING INFORMATION GROUP

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that Steven M. Schmidt has been appointed president and chief executive officer of its Marketing Information (MI) group, effective January 1, 2006.

In his new role, Schmidt will be responsible for the entire MI organization, which includes such leading brands as ACNielsen, BASES, Spectra, Claritas and ACNielsen HCI. Previously, Schmidt was president and CEO of ACNielsen and executive vice president of the MI group. He will continue to be accountable for the global ACNielsen business, in addition to leading the MI group.

"Our Marketing Information group has the strongest brands, the broadest geographic reach and the most extensive capabilities to deliver valuable insights on consumers and markets around the world," said Rob van den Bergh, chairman and CEO of VNU, who previously served as head of the MI group. "To take full advantage of these strengths, we are realigning the MI group structure under the leadership of Steve Schmidt. The new structure will enable us to take a more coordinated approach to serving client needs, accelerate the development of a new generation of high-value business solutions, improve our operating efficiency and enhance our opportunities for long-term growth."

Under Schmidt, the MI group will centralize all marketing and new product development – both for existing services and for the creation of next-generation, integrated business solutions – at the global level. Information Technology also will be centralized, to ensure greater coordination in developing the group's global IT capabilities, to improve operating efficiency, and to contribute more effectively to corporate-wide efforts to rationalize and streamline VNU's IT infrastructure. Finally, all MI business units will collaborate at the regional level to develop fully integrated client service plans that encompass all of the group's services.

With unmatched global reach, VNU offers the most complete range of marketing information services available today – including retail measurement, consumer panels, customized research, modeling and analytics, consumer segmentation and targeting, and new-product forecasting – to help clients gain new insights into consumers and a more complete understanding of their markets and their opportunities.

"The changes we are making in the structure of VNU Marketing Information will enhance the strengths of our individual businesses and of the group as a whole," said Schmidt. "It will put us in a better position to address our clients' most pressing needs

through a valuable suite of services that combines all the advantages of our proprietary consumer and market information, our unique global reach and our advanced analytical, consulting and integrated business solutions."

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+ 1 646 654 81 33
Investor relations	Peter Wortel	Haarlem	+ 31 23 546 36 00
	Arnout Asjes	New York	+ 1 646 654 50 31